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                                                                  Exhibit (a)(6)


                          DATATRAK INTERNATIONAL, INC.
                             20600 CHAGRIN BOULEVARD
                                   SUITE 1050
                               CLEVELAND, OH 44122

                                  July 12, 1999

To Our Shareholders:

         We are pleased to inform you that DataTRAK International, Inc., formerly known as Collaborative Clinical Research, Inc., is offering to purchase 3,300,000 of its Common Shares (representing approximately 51% of the currently outstanding shares) from its shareholders through a tender offer at a purchase price of $6.00 per share, net to the seller in cash.

         This share repurchase is another important step in our efforts to enhance shareholder value. Over the past year, we pursued a sale of the Clinical Division, which represented our core business and the source of almost all of our revenues. We successfully completed the sale of the Clinical Division to West Pharmaceutical Services in April 1999. Throughout the sale process, we continued to invest in our technology product, DataTRAK EDC(TM), with the objective of developing a strategic relationship with an anchor client. That continuing investment was prompted by our belief that the electronic data capture market would eventually emerge and that we possessed one of the most technically sound and experienced products in this industry sector. Our recently announced software licensing and master services agreement with Quintiles, Inc. has reinforced those beliefs, and provides us with significant opportunities to deploy our electronic data capture product in the United States and abroad.


         Our business has changed significantly over the past year. As a result, we now have two categories of shareholders---those who invested in the site management organization business conducted by the Clinical Division, and those who invested based upon the opportunities presented by DataTRAK. This tender offer is intended to take into account the interests of both constituencies by providing all shareholders an opportunity to obtain liquidity for a significant portion of their investment."

         The tender offer provides shareholders the opportunity to sell shares for cash without the usual transaction costs and, in the case of those holders who own less than 100 shares, without incurring any applicable odd lot discounts.

         The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are also in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

         Please note that the tender offer is scheduled to expire at 5:00 p.m., Eastern Daylight Savings Time, on August 9, 1999, unless extended by the Company.
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         Questions regarding the tender offer may be directed to MacKenzie
Partners, Inc., the Information Agent, at (800) 322-2885 (toll free).

                                      Sincerely,

                                      JEFFREY A. GREEN

                                      Jeffrey A. Green, Pharm.D., FCP
                                      President and CEO